Exhibit 99.1

FOR IMMEDIATE RELEASE

MASTInc Announces Manufacturing Supply Agreement with Unotron
Incorporated with an Estimated Value of US$77 Million

Opens significant market opportunities for MASTInc in this specific technology sector

TORONTO/NEW YORK, N.Y.—April 1, 2009 — Micromem Technologies Inc., (Micromem) (OTC: BB MMTIF, CNSX: MRM) through its wholly owned subsidiary Micromem Applied Sensor Technologies, Inc. (MASTInc) (www.mastinc.com), today announces a manufacturing supply agreement whereby, over a five year period, MASTInc will supply to Unotron Incorporated (Unotron) approximately five million keyboard circuits that incorporate Micromem's patented magnetic sensor technology. Unotron is the inventor of washable keyboard technology and intends to integrate and deploy Micromem’s Hall sensor technology into Unotron’s new line of SoftKey® washable keyboards and upcoming production projects. This agreement is anticipated to result in approximately US$77million in revenue to MASTInc over the next five years. 2009 revenue for MASTInc from units planned to be shipped is expected to be US$5 million dollars.

"This relationship with Unotron not only significantly impacts our sales, but also springboards our position in the computer technology marketplace," said Steven Van Fleet, president of MASTInc, noting that the personal computer technology market as of June 2008 hit one billion users worldwide, with expectations to add another billion by 2014. "With an esteemed market leader like Unotron as our partner, MASTInc’s hall sensor technology may also have applications for laptops, tablet PCs and pocket PCs."

Unotron is renowned for manufacturing high quality, washable data input and security devices that are easily cleaned and disinfected to mitigate the spread of infection in healthcare, education, commercial and government environments. Unotron’s patented SpillSeal® protection allows keyboards to become fully submerged in water or antibacterial solutions for disinfecting. This technology is experiencing widespread adoption because it creates a safer environment at a time when health officials warn of an alarming rise in infections related to so-called "super bugs." These washable wireless keyboards and mouse units are compatible with all PCs, including desktops, laptops, workstations and servers, as well as all healthcare and dental carts and platforms.

MASTInc plans to design, manufacture and ship product to Unotron using patented three-dimensional statistical manufacturing processes.

According to Paul Freeman, vice president of product development for Unotron, "Micromem’s sensor technology will provide significantly enhanced sensitivity to the array of magnets per key on the computer keyboard. This technique, which changes the rules on how circuits are printed, oriented and positioned within a consumer or military product, will incorporate Micromem’s patented magnetic sensor technology. The new form factor releases Unotron to increase our market share and provide access to new markets since this manufacturing process eliminate the inherent high cost of traditional printed circuit boards."

Micromem’s highly sensitive magnetic sensor technology, which has evolved from over seven years of research and development, has broad base applications across a wide spectrum of industries and sectors, with the potential for providing solutions to previously unsolvable problems. Micromem’s magnetic Hall sensors will be utilized in the manufacturing of all Unotron SoftKey® keyboards in a variety of designs and sizes.

Joseph Fuda, CEO of Micromem Technologies Inc., adds, "We believe that the sensitivity and size of our Hall sensor technology combined with the advanced technology from Unotron will result in extensive market opportunities for Micromem throughout the medical and healthcare industries and beyond. This relationship with Unotron is a game-changer for our company as it’s an entry point into a largely untapped marketplace."

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC: MMTIF, CNSX: MRM) company. MASTInc responsibly analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CNSX or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

Listing: NASD OTC-Bulletin Board - Symbol: MMTIF
               CNSX - Symbol: MRM
                Shares issued: 84,709,367
                SEC File No: 0-26005

Investor Contact:
Jason Baun
Chief Information Officer
Micromem Technologies Inc.
416-364-2023

Media Contact:
CPR for MASTInc
Dana Taormina
201-641-1911 x53
dtaormina@cpronline.com

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Image 1

Caption: Layer view of Unotron SoftKey® Keyboard with underlying Micromem Hall sensor technology

Image 2

Caption: Key side view detail of the Micromem hall sensor within the technology of the Unotron keyboard.